Exhibit 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
Six-Month Period Ended
June 30, 2015
Including Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(10,240)
Plus:
Fixed Charges (excluding capitalized interest)	53,799

Total earnings	$43,559

Fixed Charges:
Interest expensed and capitalized	$51,993
An estimate of the interest component within rental expense	1,806
Total fixed charges before preferred dividends	$53,799

Preferred dividends	-
Ratio of pre tax income to net income	1.21
Preferred dividend factor	-

Total fixed charges and preferred stock dividends	$53,799
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(10,240)
Plus:
Fixed Charges (excluding capitalized interest)	19,125

Total earnings	$8,885

Fixed Charges:
Interest expensed and capitalized	$17,319
An estimate of the interest component within rental expense	1,806

Total Fixed Charges before preferred dividends	$19,125

Preferred dividends	-
Ratio of pre tax income to net income	1.21
Preferred dividend factor	-

Total fixed charges and preferred stock dividends	$19,125
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A) For the six-month period ended June 30, 2015, the ratio coverage was less than 1:1.  The Corporation would have to generate additional earnings of $10.2 million to achieve a ratio of 1:1 for the six-month period ended June 30, 2015.